UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Forest City Realty Trust, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title and Class of Securities)

345605109

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 266,730,466 shares of Class A Common Stock of Forest City Realty Trust, Inc. (the “Issuer”) outstanding, based on information received from the Issuer.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding, based on information received from the Issuer.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding, based on information received from the Issuer.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding, based on information received from the Issuer.

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on June 6, 2016, as amended by Amendment No. 1 filed on August 10, 2016, Amendment No. 2 filed on December 7, 2016, and Amendment No. 3 filed on February 7, 2017. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the shares of Class A Common Stock directly held by the Investment Vehicles reported herein was $448,994,774. The shares of Class A Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Class A Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On March 22, 2018, Scopia Capital and Scopia Management (together, “Scopia”) and the Issuer entered into an agreement (the “Agreement”). Pursuant to the terms of the Agreement, the Issuer agreed, effective immediately following the execution of the Agreement, to take all necessary actions to (i) accept the resignations of all existing members of the Board other than David J. LaRue, Kenneth J. Bacon, Z. Jamie Behar, and James A. Ratner (collectively, the “Continuing Directors”) to take effect immediately prior to the appointment of the Agreed Appointees (as defined herein) to the Board and (ii) nominate and appoint William ‘Butch’ Roberts, Marran Ogilvie, Adam Metz, Rob Schriesheim and Michelle Felman (collectively, the “Agreed Appointees”) as directors of the Issuer. In addition, pursuant to the Agreement, the Board’s Corporate Governance & Nominating Committee will promptly initiate a process to identify and recommend (i) an additional new director (the “New Director”), and (ii) a new Chairman or Executive Chairman of the Board. Upon the appointment of the New Director to the Board, such New Director will be considered an Agreed Appointee for purposes of this Agreement. Until a Chairman or Executive Chairman of the Board is appointed in accordance with the Agreement, James A. Ratner shall remain Chairman of the Board.

Further, the Issuer agreed that Scopia shall have the right, exercisable in Scopia’s sole discretion at any time following the execution of the Agreement, to recommend one additional director (the “Scopia Appointee”) for appointment to the Board. Until the expiration of the Standstill Period (as defined below) and so long as Scopia’s aggregate economic and beneficial ownership of the Issuer’s Class A Common Stock is at least the lesser of 2.5% of the Issuer’s then outstanding shares of Class A Common Stock and 6,668,261 shares of Class A Common Stock (the “Scopia Minimum Threshold”), and subject to other criteria described in the Agreement, Scopia shall be entitled to designate replacements (each, a “Scopia Replacement Director”) for a Scopia Appointee if there is a vacancy as a result of the Scopia Appointee no longer serving on the Board for any reason. If the Scopia Appointee (or Scopia Replacement Director, if applicable) is a partner or employee of Scopia, such Scopia Appointee shall deliver to the Issuer an irrevocable resignation letter pursuant to which such Scopia Appointee shall resign from the Board if Scopia no longer meets the Scopia Minimum Theshold.

If the Scopia Appointee is appointed to the Board prior to the mailing of the Issuer’s definitive proxy statement for the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), then the Scopia Appointee shall stand for election at the 2018 Annual Meeting together with the Issuer’s other nominees. The Issuer agreed pursuant to the Agreement that the Board will nominate, recommend, support and solicit proxies for the election to the Board at the 2018 Annual Meeting for terms expiring at the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”) for each Agreed Appointee, Continuing Director, Scopia Appointee (including a Scopia Replacement Director, if applicable) and one director designated by another investor pursuant to the terms of an agreement that the Issuer will be independently entering into with the other investor.    The Issuer agreed to hold the 2018 Annual Meeting no later than June 30, 2018. In addition, during the Standstill Period (as defined below) the Issuer agreed (i) not to seek shareholder approval or take any other action to increase the size of the Board to more than 13 directors unless Scopia consents in writing to such increase and (ii) that any new committee or subcommittee of the Board would include a Scopia Appointee (or Scopia Replacement Director, if applicable), subject to criteria described in the Agreement.

Pursuant to the Agreement, Scopia agreed to the following: (i) not to directly or indirectly nominate or recommend for nomination any person for election at the 2018 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2018 Annual Meeting, (iii) not to initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2018 Annual Meeting; (iv) to appear in person or by proxy at the 2018 Annual Meeting and vote all shares of Class A Common Stock beneficially owned by Scopia at the 2018 Annual Meeting (A) in favor of each of the Issuer’s director nominees (to the extent nominated in compliance with the Agreement), (B) in favor of the ratification of the appointment of PricewaterhouseCoopers LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2018, and (C) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Issuer’s “say-on-pay” proposal, Scopia shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

Pursuant to the Agreement, Scopia agreed, from the date of the Agreement until the earliest of (x) the date that is 30 calendar days prior to the deadline for the submission of stockholder nominations for the 2019 Annual Meeting pursuant to the Issuer’s Amended & Restated Bylaws, (y) the date that is 100 days prior to the first anniversary of the 2018 Annual Meeting, and (z) following the appointment of the initial Scopia Appointee, such time as no Scopia Appointee (or Scopia Replacement Director) is serving on the Board and Scopia has irrevocably notified the Company in writing that it will not seek to fill such vacancy (the “Standstill Period”), to not: (i) engage in any solicitation of proxies or consents or become a participant in a solicitation of proxies or consents with respect to securities of the Issuer; (ii) form or join any Section 13(d) group with respect to the securities of the Issuer other than with Scopia affiliates; (iii) deposit any shares of Class A Common Stock in any voting trust or subject any shares of Class A Common Stock to any arrangement or agreement with respect to the voting of any shares of Class Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Scopia and otherwise in accordance with the Agreement; (iv) seek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a contested solicitation for the appointment, election or removal of directors with respect to the Issuer or seek, knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board; (v) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Issuer or through any referendum of stockholders; (vi) make any offer or proposal regarding any extraordinary corporate transaction or publicly encourage or publicly comment on any extraordinary corporate transaction involving the Issuer; (vii) call or request the calling of any special meeting of stockholders; and (viii) seek representation on the Board except pursuant to the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

On March 22, 2018, the Issuer issued a press release mutually agreed to by it with Scopia to announce that they have entered into the Agreement.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to any limitations in the Agreement: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding, based on information received from the Issuer.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Class A Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) There have been no transactions in shares of Class A Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Class A Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the Agreement in Item 4 is incorporated by reference herein.

The Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Two of the Investment Vehicles have entered into cash-settled swaps which in the aggregate represent economic exposure comparable to a notional interest in 1,838,713 shares of Class A Common Stock (representing economic exposure comparable to approximately 0.7% of the outstanding shares of Class A Common Stock). Under the terms of the swaps, (i) the Investment Vehicle will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Investment Vehicle any positive price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons’ counterparty for swaps referencing 1,748,233 shares of Class A Common Stock is Barclays Bank PLC and for swaps referencing 90,480 shares of Class A Common Stock is Goldman Sachs International. The swaps do not give the Reporting Persons or the Investment Vehicles direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Class A Common Stock that may be referenced in the swap contracts or shares of Class A Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement, dated as of March 22, 2018, by and among Scopia Capital Management LP, Scopia Management, Inc. and Forest City Realty Trust, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 23, 2018

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich